EKCHAT, INC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2021

EKCHAT, INC.
BALANCE SHEET
DECEMBER 31, 2021

		2021	2020
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		11,586	137
Accounts receivable, net		-	-
Inventory		33,857	30,792
Advances, Deposits & Prepayments		-	-
TOTAL CURRENT ASSETS		45,443	30,929
PROPERTY AND EQUIPMENT			
Property and equipment, net		-	-
OTHER ASSETS			
Intangible assets, net	$	846,879	795,639
Deposits		-	-
		846,879	795,639
TOTAL ASSETS	$	892,322	826,568
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Trade and Other Payables		-	-
Loan from Shareholders		-	-
Contingencies and Commitments		-	-
TOTAL CURRENT LIABILITIES		-	-
TOTAL LIABILITIES		-	-
SHAREHOLDERS' EQUITY			
Common stock, authorized 10,000,000 shares,		-	-
8,000,000 shares issued and outstanding, $0.00001 par value.		80	80
Additional paid-in capital		892,242	826,488
Retained earnings		-	-
TOTAL SHAREHOLDERS' EQUITY	$	892,322	826,568
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	892,322	826,568

The annexed notes are an integral part of these financial statements.

EKCHAT, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021

		2021	2020
REVENUES		-	-
COST OF GOODS SOLD	$	-	-
GROSS PROFIT		-	-
OPERATING EXPENSES			
DE Franchise Tax		-	-
Legal & Professional		-	-
Marketing		-	-
Merchant Fee		-	-
Office Expenses		-	-
User Authentication		-	-
Supplies		-	-
Software and Cloudbased Services		-	-
Telephone and Internet		-	-
Travel		-	-
Product		-	-
TOTAL OPERATING EXPENSES		-	-
NET OPERATING LOSS		-	
		-	-
OTHER INCOME/(EXPENSE)			
Bank charges		-	-
TOTAL OTHER INCOME/(EXPENSE)		-	-
NET INCOME (LOSS)		-	-
OTHER COMPREHENSIVE INCOME/(LOSS)			
Other comprehensive income		-	-
TOTAL COMPREHENSIVE LOSS		-	-

The annexed notes are an integral part of these financial statements.

EKCHAT, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021

	Common Stock				
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 01, 2020	8,000,000	80	381,057	-	$ 381,137
Contributions	-	-	445,430	-	$ 445,430
Other comprehensive gain/(loss				-	
Net income	-	-	-	-	
ENDING BALANCE, DECEMBER 31, 2020	**8,000,000**	**80**	**826,488**		**$ 826,568**
BEGINNING BALANCE, JANUARY 01, 2021	8,000,000	80	826,488	-	$ 826,568
Contributions	-	-	65,755	-	$ 65,755
Other comprehensive gain/(loss	-	-	-	-	
Net income	-	-	-	-	
ENDING BALANCE, DECEMBER 31, 2021	**8,000,000**	**80**	**892,242**		**$ 892,322**

EKCHAT, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021

		2021		2020
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss		-		-
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation expense		-		-
Change in Provision for Taxation		-		-
Financial Charges		-		-
(Increase) decrease in assets:				
(Increase) / Decrease in inventories		(3,065)		(19,389)
Increase / (Decrease) in Trade and other payables		-		-
Tax Paid		-		-
CASH USED FOR OPERATING ACTIVITIES		**(3,065)**		**(19,389)**
CASH FLOWS FROM INVESTING ACTIVITIES		**-**		-
Software development	$	(51,241)	$	(426,029)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from share capital		65,755		445,430
NET INCREASE (DECREASE) IN CASH		**11,449**		**12**
CASH AT BEGINNING OF YEAR		137		125
CASH AT END OF YEAR	**$**	**11,586**	**$**	**137**

The annexed notes are an integral part of these financial statements.

EKCHAT INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

a) NATURE OF OPERATIONS

EKCHAT INC. (the "COMPANY") is a social network with a built-in messaging platform and a universal payments system. The future of messaging and payments. They are a technology company building a market defining product called E. E = Social + Chat + Pay. A social network. A messaging platform. A universal payments system. All in one app. The world's first social, messaging and payments network with 100% real users.

EKCHAT INC. was incorporated in the State of Delaware on April 08, 2019.

b) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Reporting Currency

The functional currency of the Company is the U.S. dollar.

2. Fiscal Year

The Company operates on a December 31st year-end.

3. Turnover

Turnover is measured at the fair value of the consideration received or receivable, net of discounts and value added taxes. Turnover includes revenue earned from the rendering of services. Turnover from the rendering of services is recognized by reference to the stage of completion of the contract. The stage of completion of a contract is measured by comparing the costs incurred for work performed to date to the total estimated contract costs.

4. Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

5. Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

6. Inventories

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory is $33,857.

7. Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2021, the Company has no receivables.

8. Creditors

Short term creditors are measured at transaction price. Loans and other financial liabilities are initially recognized at transaction price net of any transaction costs and subsequently measured at amortized cost determined using the effective interest method.

9. Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

10. Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of assets: 1) Buildings and improvements, 15 to 30 years; 2) Machinery and equipment, 3 to 10 years; 3) Vehicles, 3 to 8 years. Maintenance and repairs are charged to expense as incurred and expenditures for major renewals and improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

11. Tangible Fixed Assets

Tangible fixed assets are measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life as follows:

Fixture, fitting, tools, and equipment – Over 5 years

12. Intangible Assets

The Company has recorded intangible assets at cost. Intangible assets include the software developed and used by the company. The company is providing a social network with a built-in messaging platform and a universal payments system for its customers. The software will be amortized over its useful life. The company has capitalized $846,879 of software development expenditures as of December 31, 2021.

13. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount for which the carrying amount of the asset exceeds the fair value of the asset. In the fiscal year 2021 and 2020, the Company has not recorded any asset impairment.

14. Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to income tax filing requirements in the States of Delaware.

15. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

16. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

17. Leases

The Company accounts for leases in accordance with Accounting Standard Codification ("ASC") Topic 842, Leases. The Company determines if an arrangement is a lease at inception for which the Company recognizes the right-of-use ("ROU") asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. In determining the lease liability, the Company applies a discount rate to the minimum lease payments within each lease. ASC 842 requires the Company to use the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

18. Borrowings and borrowing costs

Borrowings are recognized initially at fair value, net of transactions costs incurred. Borrowing costs are recognized as an expense in the period in which these are incurred except to the extent of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. Such borrowing costs, if any, are capitalized as a part of the cost of the asset.

19. Provisions

Provisions are recognized when the entity has a present legal or constructive obligation as a result of past events, it is probable that an out flow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation.

20. Financial Instruments

All financial assets and liabilities are recognized at the time when the company becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given and received respectively. These financial assets and liabilities are subsequently measured at fair value, amortized cost or

cost as the case may be. A financial asset is derecognized when the company losses control of its contractual rights that comprise the financial asset. A financial liability is derecognized when it is extinguished. Any gain or loss on derecognition of the financial assets or liabilities is taken to the statement of profit or loss currently. The company recognizes the regular way purchase or sale of financial assets using settlement date accounting.

- **Financial Assets**

A financial asset is impaired if objective evidence indicates that one or more events had a negative effect on the estimated future cashflows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as a difference between its carrying amount and the present value of the estimated future cashflows discounted at the original effective interest rate. An impairment loss in respect of an available for sale financial asset is calculated by reference to its current fair value. Individually, significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

- **Non-financial Assets**

The carrying amount of the company's assets are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated to determine the extent of the impairment loss, if any. Impairment loss is recognized as expense in the statement of profit or loss. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determine, net of depreciation or amortization, if no impairment loss had been recognized.

21. Offsetting

Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position, if the company has a legally enforceable right to set off the recognized amounts and the company intends to settle either on a net basis or realize the asset and settle the liability simultaneously.